SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Natural Alternatives International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

638842302

(CUSIP Number)

Robert Becht

Trustee of Trust u/w of Vincent Terranova

290 Peeper Lane

Winchester, Virginia 22603

(540) 723-4664

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

December 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box. ☐.

Page 1 of 5 Pages.

CUSIP No. 638842302	13D

1	names of reporting persons s.s. or i.r.s. identification no. of above persons Trust u/w of Vincent Terranova
2	check the appropriate box if a member of a group:	(a) ☐ (b) ☒
3	sec use only
4	source of funds: PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization: United States

	7	sole voting power: 224,200
number of shares beneficially	8	shared voting power: 0
owned by each reporting	9	sole dispositive power: 224,200
person with	10	shared dispositive power: 0

11	aggregate amount beneficially owned by each reporting person: 224,200
12	check box if the aggregate amount in row (11) excludes certain shares: ☐
13	percent of class represented by amount in row (11): 3.30%
14	type of reporting person: OO

Explanatory Note

On November 5, 2001, a group (the “Group”), comprising of the Trust u/w of Vincent Terranova (the “Trust”) and Carl J. Terranova filed a Schedule 13D (“13D”) reporting beneficial ownership by Mr. Terranova of 208,200 (3.60%) and by the Trust of 224,200 (3.90%). Accordingly, as of that date the Group beneficially owned an aggregate of 432,400 shares (or 7.5%) of the issued and outstanding Common Stock.

On December 6, 2001, the Group filed Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), adding Thomas H. Hanson to the Group and reporting beneficial ownership by Mr. Hanson of 194,300 shares (3.36%). Accordingly, as of that date, the Group beneficially owned an aggregate of 626,700 shares (or 10.86%) of the issued and outstanding Common Stock.

On May 7, 2002, the Group filed Amendment No. 2 to the Schedule 13D (“Amendment No. 2”), reporting beneficial ownership by Mr. Terranova of 299,900 shares (5.18%). Accordingly, as of that date, the Group beneficially owned 718,400 shares (or 12.44%) of the issued and outstanding Common Stock.

On June 8, 2005, the Group filed Amendment No. 3 to the Schedule 13D (“Amendment No. 3”), reporting beneficial ownership by Mr. Terranova of 399,900 shares (6.70%). Accordingly, as of that date, the Group beneficially owned 818,400 shares (or 13.96%) of the issued and outstanding Common Stock.

This Schedule 13D is being filed by the Trust u/w of Vincent Terranova (the “Trust”) pursuant to Item 5 (e) to reflect the fact that as of December 23, 2015 the Trust is no longer part of the Group in that the Trustees of the Trust determined as of that date to no longer act in concert with Carl J. Terranova and Thomas H. Hanson, the other members of the Group, for the purpose of acquiring, holding, voting or disposing of the Common Stock and the Trust is not the beneficial owner of in excess of 5% of the issued and outstanding Common Stock.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, $.001 par value per share ("Common Stock"), of Natural Alternatives International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1185 Linda Vista Drive San Marcos, California 92078.

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of the date of filing this statement the Trust is the beneficial owner of 224,200 shares of Common Stock. According to the Company’s Annual Report on Form 10-Q, as of November 5, 2015, there were 6,786,686 shares of Common Stock issued and outstanding. Accordingly, these 224,200 shares represent, to the best knowledge of the Trust, as of the date of filing of this statement, approximately 3.30% of the issued and outstanding shares of Common Stock. The Trust has the sole power to vote or direct the vote and to dispose or direct the disposition of the 224,200 shares owned directly by it.

(e) On December 23, 2015, the Trustees of the Trust determined that the Trust no longer intends to act in concert with the other persons forming the Group as described above. As set forth above the Trust alone is not the beneficial owner of in excess of 5% of the issued and outstanding shares of Common Stock.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:	January 14, 2016
TRUST U/W OF VINCENT TERRANOVA

		By:	/s/ Robert Becht
			Name:	Robert Becht
			Title:	Trustee

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